FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                           22 JULY 2003


                             mmO2 plc


                        Wellington Street
                Slough, Berkshire SL1 1YP, England

             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Q1 - KPI's sent to the London Stock Exchange on 22 July 2003 press release

PR0330


         mmO2 reports continuing momentum across the group, with strong customer and ARPU growth in the UK and Germany


Released: 22 July 2003

mmO2 plc today announced key performance indicators for the three-month period ending 30 June 2003. Key developments reported for the quarter included (all comparisons refer to quarter ended 31 March 2003 and exclude O2 Netherlands):

Customer numbers:

- mmO2 added 504,000 customers, an increase of 2.8%, to 18.7 million customers

- O2 UK added 258,000 customers, including 126,000 contract customers

- O2 Germany added 225,000 customers, of which 73% were contract customers

- O2 Ireland customer base increased by 17,000 to 1.272 million

Average revenue per user (ARPU):

- O2 UK blended ARPU increased by 2.8% to GBP254

- O2 Germany blended ARPU increased by 2.4% to EUR348

- O2 Ireland blended ARPU was stable at EUR545

Mobile data:

- Volume of text messages sent increased by 2.8% to 2.4 billion

- Data as % of service revenue (12-month basis) increased to 18.2%, from
  17.4%

Peter Erskine, Chief Executive of mmO2, commented:

"The strong performance we saw building up through the second half of last year across all our businesses continued into the first quarter of this year, when we delivered further solid growth in customer numbers and ARPU. We maintained our momentum in both the UK and German markets, in the face of increased
competition.   Customers continue to be attracted by the O2 brand and the competitive and innovative voice and data propositions we are offering them.

"We were particularly pleased by the growth in our voice revenue across the group, reflecting the quality of customer that O2 is attracting. Data revenue showed continuing year-on-year growth, although the strong growth of voice revenues reduced the proportion of our total service revenue generated from mobile data in the quarter.

"Clearly there are challenges ahead. As well as aiming to maintain our momentum in the current competitive environment, we must seek to mitigate the financial impact of the imminent termination rate cut in the UK. We will do this by remaining focused on our strategy of continuous operational improvement, mobile data leadership, and delivering the best customer experience in all our markets. The strong performance of all our businesses in the first quarter puts us on track to deliver our full-year targets."

Operating review

O2 UK

This business delivered another quarter of sustained growth and performance improvement. The customer base increased by 258,000 to 12.3 million, 10.2% higher than at the end of the first quarter last year. Blended ARPU was GBP254, 2.8% higher than the previous quarter and 8.5% higher than in the same period last year.

A total of 126,000 net new contract customers were added in the quarter, with contract customers representing 34% of the total base at the end of the quarter, compared to 32.7% at the same time last year. Contract ARPU of GBP504 was in line with the previous four quarters. As well as building further on its success in the contract consumer segment, O2 regained momentum in the SME market with the successful "2-Minute Challenge" campaign. Contract churn improved to 27%, from 28% in the previous quarter, and contract SAC was stable.

The pre-pay customer base grew by 132,000. Pre-pay ARPU again improved strongly, to GBP128, 17% higher than in the first quarter last year. O2 was particularly successful in the youth market, with propositions such as text "bolt-ons" and targeted marketing campaigns such as "O2 in the city" attracting higher-value customers, and driving revenue growth in the existing customer base. Pre-pay churn and SAC were both in line with the previous quarter.

O2 Germany

The momentum built up by O2 in the German market was sustained through the first quarter. New competitor tariffs targeted at O2's differentiated customer propositions had little noticeable impact on O2 Germany's growth and performance in the quarter.

A total of 225,000 net new customers were added during the quarter, taking the total base to 5.04 million, 23% higher than at the end of the first quarter last year. Blended ARPU was EUR348, up from EUR340 in the previous quarter, and EUR327 in the first quarter last year.

The number of contract customers grew by 164,000, driven by the continuing success of O2's Genion Homezone service, which was chosen by three-quarters of O2 Germany's new contract customers. Contract ARPU in the quarter was EUR535, compared to EUR531 in the previous quarter and EUR522 in the first quarter last year. Contract SAC and churn were both in line with the previous quarter.

A total of 61,000 net new pre-pay customers were added in the quarter, and pre-pay ARPU increased to EUR131, from EUR129 in the previous quarter, and EUR123 in the first quarter last year. This reflected the continuing success of O2 Germany's quality pre-pay strategy, with a range of targeted options offering attractive long-term customer benefits. Pre-pay churn was in line with the previous quarter, and pre-pay SAC was lower.


O2 Ireland

The strong performance seen in the previous quarter was sustained into the first quarter. The customer base grew by 17,000 to 1.272 million, compared to 1.161 million at the end of the first quarter last year. Blended ARPU of EUR545 was in line with the previous quarter and 1.5% higher than at the end of the first quarter last year.

Pre-pay and contract ARPU were both stable. An increase in contract SAC was offset by lower pre-pay SAC, with the blended SAC in line with the previous quarter. Pre-pay and contract churn both improved against the previous quarter.

Mobile data

The number of SMS sent in the quarter was 2.42 billion, 2.8% higher than in the previous quarter and 36.8% higher than the first quarter last year. Data as a proportion of service revenue in the quarter fell to 18.1% from 19.6% in the previous quarter, due to the stronger voice revenue growth in the first quarter. For the 12 months ended 30 June data's share of service revenue increased to 18.2%, from 17.4% in the year to 31 March.

Cautionary Statement Regarding Forward-Looking Statements


This document contains certain forward-looking statements. We may also make written or oral forward-looking statements in:

- our periodic reports to the US Securities and Exchange Commission, also known as the SEC, on Forms 20-F and 6-K;

- our annual report and accounts and half-yearly reports;

- our press releases and other written materials; and

- oral statements made by our officers, directors or employees to third parties.

We have based these forward-looking statements on our current plans, expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us. Forward-looking statements speak only as of the date they are made.

Statements that are not historical facts, including statements about our beliefs and expectations are forward-looking statements. Words like "believe," "anticipate," "expect," "intend," "seek," "will," "plan," "could," "may," "might," "project," "goal," "target" and similar expressions often identify forward-looking statements but are not the only ways we identify these statements.

These statements may be found in this document generally. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in the above-mentioned sections.

If any one or more of the foregoing assumptions are ultimately incorrect, our actual results may differ from our expectations based on these assumptions. Also, the sector and markets in which we operate may not grow over the next several years as expected, or at all. The failure of these markets to grow as expected may have a material adverse effect on our business, operating results and financial condition and the market price of our ordinary shares and ADSs.

The information on our web site, any web site mentioned in this document or any web site directly or indirectly linked to our or any other web site mentioned in this document is not incorporated by reference into this document and you should not rely on it.


1. Customer numbers

                      Customers at  Customers at  Customers at  Customers at  Net additions  Customers at
                      30 June 2002 30 Sept. 2002  31 Dec. 2002 31 March 2003  during period  30 June 2003

                             000's         000's         000's         000's         000's         000's

O2 UK
Pre-pay                      7,518         7,625         8,014         7,989           132         8,121
Post-pay                     3,653         3,824         3,938         4,061           126         4,187
Total                       11,171        11,449        11,952        12,050           258        12,308

O2 Germany
Pre-pay                      2,004         2,047         2,121         2,182            61         2,243
Post-pay                     2,082         2,243         2,455         2,630           164         2,794
Total                        4,086         4,290         4,576         4,812           225         5,037

O2 Ireland
Pre-pay                        802           836           876           889            14           903
Post-pay                       359           362           364           366             3           369
Total                        1,161         1,198         1,240         1,255            17         1,272

Manx
Pre-pay                         28            32            36            38             4            42
Post-pay                        21            21            21            21             0            21
Total                           49            53            57            59             4            63

mmO2 Group
Pre-pay                     10,352        10,540        11,047        11,098           211        11,309
Post-pay                     6,115         6,450         6,778         7,078           293         7,371
Total                       16,467        16,990        17,825        18,176           504        18,680

Pre-pay percentage           62.9%         62.0%         62.0%         61.1%         41.9%         60.5%
Post-pay percentage          37.1%         38.0%         38.0%         38.9%         58.1%         39.5%


2. Average revenue per user (ARPU) - GBP


3 months ended:                           30 June  30 September   31 December      31 March       30 June
                                             2002          2002          2002          2003          2003
                                              GBP           GBP           GBP           GBP           GBP

O2 UK (1)
12 month rolling
Pre-pay                                       109           112           117           121           128
Post-pay                                      502           505           503           503           504
Blended                                       234           238           243           247           254

Monthly average
Pre-pay                                         9            10            11            10            11
Post-pay                                       42            44            42            41            42
Blended                                        20            21            21            20            22

O2 Germany
12 month rolling
Pre-pay                                        76            82            81            83            87
Post-pay                                      324           331           335           341           353
Blended                                       203           210           212           219           229

Monthly average
Pre-pay                                         7             7             7             7             8
Post-pay                                       28            29            29            29            32
Blended                                        18            18            18            19            21

O2 Ireland
12 month rolling
Pre-pay                                       204           208           212           220           226
Post-pay                                      621           633           639           656           675
Blended                                       333           338           341           351           359

Monthly average
Pre-pay                                        18            18            18            19            20
Post-pay                                       53            56            53            57            60
Blended                                        28            30            29            30            32


(1) O2 UK ARPU currently includes Mobile Number Portability (MNP) revenue.




3. Average revenue per user (ARPU) - EUR



3 months ended:                           30 June  30 September   31 December      31 March       30 June
                                             2002          2002          2002          2003          2003
                                              EUR           EUR           EUR           EUR           EUR

O2 Germany
12 month rolling
Pre-pay                                       123           132           129           129           131
Post-pay                                      522           530           533           531           535
Blended                                       327           336           338           340           348

Monthly average
Pre-pay                                        11            11            11            10            11
Post-pay                                       44            45            45            43            46
Blended                                        28            29            29            28            30

O2 Ireland
12 month rolling
Pre-pay                                       329           333           337           342           342
Post-pay                                    1,002         1,015         1,017         1,022         1,024
Blended                                       537           542           543           546           545

Monthly average
Pre-pay                                        28            29            29            28            28
Post-pay                                       84            88            83            85            85
Blended                                        45            47            45            45            45

Euro rates
Quarterly                                  1.5949        1.5736        1.5709        1.4939        1.4248
Annually                                   1.6120        1.6024        1.5914        1.5569        1.5166


4. Data as percentage of service revenues


3 months ended:                       30 June   30 September    31 December       31 March        30 June
                                         2002           2002           2002           2003           2003
                                            %              %              %              %              %

O2 UK                                    14.1           15.3           17.4           19.4           18.3
O2 Germany                               18.3           18.1           19.7           21.0           18.2
O2 Ireland                               11.7           14.1           15.7           17.4           16.1
O2 Group                                 14.8           15.8           17.8           19.6           18.1



12 months ended:                                                                  31 March        30 June
                                                                                      2003           2003
                                                                                         %              %

O2 Group                                                                              17.4           18.2




5. SMS messages


3 months ended:                       30 June   30 September    31 December       31 March        30 June
                                         2002           2002           2002           2003           2003
                                      Million        million        million        million        Million

O2 UK                                   1,252          1,302          1,512          1,688          1,729
O2 Germany                                298            313            361            365            405
O2 Ireland                                214            224            260            294            280
Manx                                        6              7              8              8              8
O2 Group                                1,770          1,846          2,141          2,355          2,422
Growth                                 +12.1%          +4.2%         +16.0%         +10.0%          +2.8%



mmO2 Contacts:

Richard Poston                                    David Boyd
Director, Corporate Communications                Head of Investor Relations
mmO2 plc                                          mmO2 plc
richard.poston@o2.com                             david.boyd@o2.com
t: +44 (0)1753 628039                             t: +44 (0)1753 628230

David Nicholas
Head of Media Relations
mmO2 plc
david.nicholas@o2.com
t: +44 (0) 771 575 9176

mmO2 press office: 01753 628402



   All mmO2 Group news releases can be accessed at our web site: www.mmo2.com


                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           mmO2 plc


Date: 22 July 2003                         By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary